Exhibit 99.9

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
(See Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	12	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	6,839	28,000
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.43	£7.43

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh or LP - Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Apollo Nominees Limited	Ordinary	23331
Crest ID: DEP

Address
1 Finsbury Avenue London EC2M 2PP
UK postcode

Name(s)	Class of shares allotted	Number allotted
Mark J White	Ordinary	4669

Address
Hawthorn House, 2 Wards Drive Sarratt Rickmansworth Herts
UK postcode WD3 6AE

Name(s)	Class of shares allotted	Number allotted
John Wilcox	Ordinary	6839

Address
37 Beverly Hills Drive Newport News Virginia 23606 USA
UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ S P Webster	Date 04/01/07
S P Webster
A director

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	M J White, Wolseley plc, Parkview 1220 Arlington Business Park, Theale, Reading RG74GA

Tel
	DX number	DX exchange